October 3, 2013	News Release 13–17

SILVER STANDARD TO ANNOUNCE THIRD QUARTER 2013 CONSOLIDATED FINANCIAL RESULTS NOVEMBER 5, 2013
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) announces the dates for the third quarter 2013 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing third quarter 2013 consolidated financial results: Tuesday, November 5, 2013, after markets close.

▪	Conference call and webcast: Wednesday, November 6, 2013, at 11:00 a.m. EST.

Toll-free in North America:     (888) 429-4600
All other callers:         (970) 315-0481
Webcast:        http://ir.silverstandard.com/events.cfm
The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:
Toll-free in North America:     (855) 859-2056, replay conference ID 74648812
All other callers:     (404) 537-3406, replay conference ID 74648812
SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
E-mail: invest@silverstandard.com

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